Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in millions)

	Six Months Ended	Year Ended December 31,
	6/30/18	2017	2016	2015	2014
Earnings:
Pre-tax earnings from continuing operations	$987	$1,134	$1,157	$697	$457
Addback:
Fixed charges	181	311	262	65	50
Add (Subtract):
Noncontrolling interest	3	20	1	(2)	7
Total earnings	$1,171	$1,465	$1,420	$760	$514

Fixed Charges:
Interest expense	$148	$255	$217	$43	$35
Interest component of rental payments (1)	33	56	45	22	15
Total fixed charges	$181	$311	$262	$65	$50

Ratio of earnings to fixed charges	6.5	4.7	5.4	11.7	10.3

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.